Exhibit 1.64

Quarterly Report

Q1 2021

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Contents

Message from the CEO	3
Key figures Q1 2021	4
Highlights Q1 2021	5
Wine: Continued growth and strong margins	6
Spirits: Solid growth across the Nordics	7
Logistics: Increased volume at higher cost	8
Financial position	9
Other information	10
Environmental, Social and Governance (ESG)	11
Group consolidated accounts	12
Notes	17
Contact information	34

For important information for U.S. shareholders, please see “Important Information” on page 29.

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Message from the CEO

The financial results for Arcus ASA in Q1 were very strong. As in 2020, the strong financial performance is mainly a result of a new shopping pattern for wine and spirits due to Covid-19 restrictions. Strongly reduced travel and border trade, and restrictions on hotels, restaurants, and bars, have generated very high volumes in the Nordic monopolies and increased demand for Arcus’ products. Arcus has been well positioned to deliver on this demand thanks to strong product offering in the monopolies and the positive attitude and flexibility among our colleagues throughout the organization.

Wine
Revenue increased by 12.6 percent, driven by the extraordinarily high demand at Systembolaget and Vinmonopolet, and further boosted by the early Easter. In Sweden, our sales growth was stronger than the overall market, while market shares declined slightly in Norway vs. very strong comparables. In Finland, sales were lower than Q1 last year, mainly due to lost producers in 2020. Margins improved this quarter due to a favourable product mix with more Bag-in-Box sales and price increases to the monopolies, together with positive effects from stronger NOK and SEK versus EUR. The adjusted EBITDA margin for Wine was 15.9 percent for Q1 2021, compared to 9.7 percent in Q1 2020.

Spirits

Spirits delivered strong growth during Q1 with reported revenue 8.5 percent higher than Q1 last year. Revenue increased in all the Nordic markets. In Norway, sales of aquavit were especially strong prior to and during Easter. Sales of bitter and vodka increased as well. The continued strong sales in the Nordic markets largely made up for the lost volume in Duty Free Travel Retail. However, Arcus market share declined somewhat for several categories, as sales of well-known international brands have shifted from the travel retail channel to the monopolies during the pandemic. In Germany there was a decrease in revenue due to the Covid-19 restrictions, but Arcus’ products performed better out of stores than the rest of the market. The adjusted EBITDA margin for Spirits was 12.3 percent for Q1 2021, compared to 9.4 percent in Q1 2020.

Logistics
Activity in Logistics is still very high, driven by strong sales at Vinmonopolet. In Q1 2021 revenues increased by 3.0 percent. Deliveries were smooth, even though volume by far exceeded the facility’s designed capacity. Despite the high activity, adjusted EBITDA in the first quarter was -4.3 MNOK, a decrease of 2.5 MNOK compared to the same quarter last year. The decrease is mainly explained by higher costs to handle the increased volume, combined with lower revenue per liter due to significant changes in channel and product mix. Adjusted EBITDA margin was -5.4 percent for Q1, compared to -2.3 percent in Q1 last year.

Sigmund Toth
Interim Group CEO

Arcus ASA

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Key figures Q1 2021

consolidated group figures

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Highlights Q1 2021

OVerall performance

•	Operating revenue for Q1 2021 was 668.8 MNOK, compared to 611.2 MNOK in Q1 last year

(+9.4 percent). Operating revenue increased for all business areas. Organic growth for Q1 was +8.2 percent (4.7 percent April YTD), with an estimated positive currency effect of approximately 7.0 MNOK (positive effect of stronger SEK vs. NOK larger than negative effect of weaker EUR and DKK vs NOK).

•	Adjusted EBITDA for Q1 was 102.2 MNOK compared to 66.6 MNOK in Q1 last year (+53.4 percent). Adjusted EBITDA improved in Wine and Spirits but declined in Logistics.

BUSINESS SEGMENTS

•	Wine revenues amounted to 425.0 MNOK, compared to 377.3 MNOK in Q1 last year (+12.6 percent). Organic growth was +10.8 percent. Adjusted EBITDA margin was 15.9 percent for Q1 2021, compared to 9.7 percent in Q1 last year.

•	Spirits revenues amounted to 216.8 MNOK, compared to 199.7 MNOK in Q1 last year (+8.5 percent). Organic growth was +4.1 percent2. Adjusted EBITDA margin was 12.3 percent for Q1, compared to 9.4 percent in Q1 last year.

•	Logistics revenues amounted to 79.9 MNOK compared to 77.6 MNOK in Q1 last year (+3.0 percent). Adjusted EBITDA margin was -5.4 percent for Q1, compared to -2.3 percent in Q1 last year.

OTHER INCOME AND EXPENSES

Other income and expenses amounted to -21.7 MNOK in Q1. This includes -20.6 MNOK of non-recurring costs related to the announced combination between Altia Plc and Arcus ASA (including restructuring costs related to the merger process). Additional details are provided in the merger prospectus, which is available at https://www.arcus.no/en/investor.

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Wine: Continued growth and strong margins

OPERATING revenue

Total operating revenue for Wine was 425.0 MNOK for the first quarter, compared to 377.3 MNOK in Q1 last year. Organic growth was 10.8 percent (6.0 percent April YTD), while reported growth was 12.6 percent. Reported growth includes 6.3 MNOK in exchange rate effects from the stronger SEK vs. NOK during the quarter.

The restrictions on travel and HORECA related to COVID-19 still result in significant growth at the monopolies for the quarter. Volumes at the end of the quarter were more in line with last year, especially in Norway where volumes increased significantly in the last two weeks of March in 2020 when Covid-19 restrictions were implemented.

In Sweden, Arcus’ sales growth at Systembolaget was above the strong market growth. Growth in the existing portfolio, new agencies and tender wins more than compensated for lost sales of own brands to Systembolaget along the Norwegian border.

In Norway, Arcus’ sales grew less than the fast-growing market this quarter vs. very strong last year comparables. Arcus’ strong position within the Bag-in-Box format resulted in very strong market shares during the hoarding in March last year, but this year bottles grew more than the Bag-in-Box format at Vinmonopolet, and Arcus sales of bottles did not fully keep up with the market development.

In Finland, the growth in Arcus’ sales to Alko were below the market growth in the period. This is mainly explained by the effect from lost producers in 2020, and strong comparables last year as the Arcus portfolio performed very well during the hoarding period in March last year.

EBITDA

The adjusted EBITDA-margin for Wine was 15.9 percent in the first quarter, up from 9.7 percent same period last year.

The EBITDA-margin improved because of the strong increase in revenues, significantly improved gross margin and steady indirect expenses.

The gross margin improved thanks to a favourable product mix with more Bag-in-Box sales, price increases to the monopolies and positive currency effects with strong NOK and SEK against EUR and USD.

WINE

Arcus is the largest importer of wine in Norway, the second largest in Sweden, and the sixth largest in Finland. Arcus imports and markets agency wines, as well as Arcus brands.

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Spirits: Solid growth across the Nordics

OPERATING REVENUE

Total operating revenue for Spirits in the first quarter was 216.8 MNOK, compared to 199.7 MNOK for the same period last year, an increase of 8.5 percent. Organic growth was 4.1 percent3 with strong sales at the monopolies (2.0 percent[1] April YTD).

A continuation of Covid-19 restrictions imposed in 2020, and an early Easter, contributed to improved sales in Norway, Sweden and Finland. Revenue grew by double digits in all monopoly markets. Large and well-known international brands performed well at the monopolies during Covid-19 and put pressure on Arcus market shares. Market share in Norway was down as Arcus growth was not fully in step with the market, but Arcus defended market share in the key aquavit category. The closed border led to lower sale of Norwegian brands at Systembolaget’s stores close to Norway and a small reduction in market share in Sweden. In Finland, Arcus still gained market shares due to the expanded partner portfolio.

In Denmark, sales were up due to an early Easter. The strong sales of aquavit prior to Easter also resulted in overall market share gain for Arcus in the period.

Sales in the DFTR channel was significantly behind last year due to reduced travel. Germany saw a decrease in revenue due to Covid-19 restrictions, but Arcus products performed better out of stores than the rest of the market. Sales to the rest of the world saw a decline from a very low base.

EBITDA

The adjusted EBITDA margin for Spirits was 12.3 percent for Q1 2021, compared to 9.4 percent in Q1 2020.

The EBITDA improvement stems from positive effects of recalculation of inventory and increased sales in the Nordic markets combined with stable indirect costs. The constribution from the associated company Tiffon was lower than last year.

SPIRITS

Arcus is a global leader in aquavit with brands such as Gammel Opland, Linie, Løiten and Aalborg. Other important categories are bitter (Gammel Dansk), vodka (Vikingfjord, Kalinka, Amundsen and Dworek) and cognac (Braastad). Key markets are Norway, Denmark, Sweden, Finland, Germany and Duty Free Travel Retail (DFTR). Arcus brands are produced and bottled at Gjelleråsen, outside Oslo.

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Logistics: Increased volume at higher cost

VOLUME

Distributed volume in the first quarter was 14.5 million liters, an increase of 1.6 million liters from the same quarter last year. The volume growth was driven solely by higher sales to Vinmonopolet, as volumes to HORECA and wholesalers were significantly lower due to Covid-19 measures.

Volumes to Vinmonopolet increased by 22.9 percent and by the end of the first quarter, Vectura’s share of deliveries to Vinmonopolet was 49.9 percent, compared to 53.1 percent by the end of same quarter last year. Half of the decline is due to an unusually high share last year, while the rest is due to one lost customer-group from October 2020.

Distributed volume in the HORECA-channel ended 89.7 percent lower compared to last year, as most bars and restaurants have experienced significantly reduced activity due to Covid-19 measures. This also affected sales to other wholesalers which decreased by 38.0 percent compared to the first quarter last year.

OPERATING revenue

Operating revenue increased by 3.0 percent to 79.9 MNOK in the quarter, compared to 77.6 MNOK in the same quarter last year (2.8 percent April YTD). The increase was driven by sales to Vinmonopolet. Revenue per liter was down by 8.6 percent, due to shifts in both channel- and product-mix. Deliveries to Vinmonopolet are, on average, priced lower per unit than other channels, due to lower complexity and higher dropsizes for these deliveries.

EBITDA

Adjusted EBITDA in the fourth quarter was -4.3 MNOK, a decrease of 2.5 MNOK compared to the same quarter last year. The decrease in EBITDA is mainly explained by higher costs to handle the increased volume, combined with lower revenue per liter due to significant changes in channel and product mix.

Higher volumes force a greater share of the production to nights and weekends, at significantly higher cost. This more than offsets positive effects from reduced complexity in the distribution. Implementation of several measures to prevent Covid-19 has also reduced productivity slightly, increasing warehouse cost per liter.

LOGISTICS

Vectura is the leading integrated logistics service provider for alcoholic-beverage importers in Norway. Vectura serves both Arcus-Gruppen AS and external customers. Vectura is located next to Arcus’ production facility at Gjelleråsen, outside Oslo

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Financial position

CASH FLOW AND FINANCIAL POSITION

Reported net cash flow from operations before tax in Q1 2021 was -31.0 MNOK, compared to 12.8 MNOK in Q1 2020 (change of -43.7 MNOK).

Cash flow from operations is usually negative in Q1 due to a seasonal effect for the quarter with settlement of alcohol tax and VAT payables related to high Christmas sales. This effect was even stronger than normal this year due to higher-than-normal sales in Q4 2020 due to Covid-19.

In addition, last year’s reported cash flow was boosted by positive FX translation effects on foreign currency cash balances as the NOK had weakened significantly against other main currencies towards the end of the quarter. Changes in profitability had limited effects on cash flow as higher non-recurring costs this year almost off-set the improvement in adjusted EBITDA.

At end of the quarter, and on average for the year 2020, working capital levels were well below last year both in absolute terms and as a percentage of sales.

Net interest bearing debt was 1,665.3 MNOK compared to 1,868.6 MNOK at the end of Q1 2020. Excluding IFRS 16 effects, it was 554.6 MNOK vs 731.9 MNOK last year. The strong cash flow in 2020 has significantly increased the cash position, and in addition the long-term loan in SEK is reduced when reported in NOK due to weaker SEK vs NOK at the end of the quarter this year, both effects reduce net debt compared to last year.

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Other information

FASTEST GROWING WHITE WINE BOX AT VINMONOPOLET

During Q1, the Wongraven Morgenstern Riesling Bag-in-Box (BiB) was the white wine BiB that grew the most in absolute liters compared to last year at Vinmonopolet. This high-quality Riesling is young and fresh with a juicy touch of citrus and peach, some herbs, spices and minerals.

Classic Cocktail success Since its local launch in 2018, Arcus’ pre-mixed 1,5L bag-in-box cocktail offering has seen impressive growth in Denmark and is now available to consumers from most major Danish retail chains. Classic Cocktails offers consumers a range of convenient ready-to-serve cocktail flavours ideal and ready for sharing among friends. Classic Cocktails is currently available in a classic mojito as well as in a raspberry mojito variant with further flavours planned for launch in 2021.

PLANNED ALTIA-ARCUS MERGER

Altia and Arcus continue to be fully committed to the Merger. In April, Altia received conditional approval for the merger between Arcus and Altia from the Finnish Competition and Consumer Authority (FCCA) and from the Swedish Competition Authority (SCA), and in May from The Norwegian Competition Authority (NCA).

The completion of the Merger may be delayed to the fall of 2021, since a binding agreement on the divestments required by the NCA and FCCA must be entered into prior to the completion of the Merger. The divestment processes have been initiated, and negotiations with several potential buyers are ongoing.

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Environmental, Social and Governance (ESG)

PROACTIVE Covid-19 INITIATIVES

There has been no Covid-19 infection at Arcus’ bottling and warehouse facility at Gjelleråsen since late November. All employees continue to be regularly tested, and there is a wide are of various proactive measures.

AWARDED “PLAstlØFTEPRISEN 2021”

Arcus was awarded with “Plastløftprisen 2021” in the category «Best example of packaging design for recycling», by Green Dot Norway. Arcus has committed to Plastløftet and have set ambitious goals is to reduce plastic consumption by 30 percent, in addition to at least 50 percent of the plastic we use being recycled within 2025. For the second year in a row, Arcus has achieved its goals.

sustainability assessment

Wine Sweden has been conducting a sustainability assessment of 260 companies part of their product´s value chain. The aim has been to collect data and identify sustainability risk. Next step will be a digital follow-up program during the summer of 2021.

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Group consolidated accounts

The interim financial statement has not been audited.

ConDENSED Statement of Income

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CONDENSED Statement of other comprehensive income

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ConDENSED Statement of Financial Position

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ConDENSED Statement of changes in Equity

In several of the Group’s wine companies, there are managing directors with non-controlling interests. Most of these managing directors have put options associated with their ownership, which they can exercise at a certain point of time in the future.

Although the Group does not have control of the shares at the end of the reporting period, the Group also does not control the possible exercise of the put option. Because of this, these non-controlling interests where the managing director have put options related to their shares, are recognized as though they are owned by the Group.

The presented remaining non-controlling interest in the equity is non-controlling interests where there are no put-options associated.

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ConDENSED Statement of Cashflow

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Notes

NOTE 1 ACCOUNTING PRINCIPLES

The Group’s condensed interim financial statements are prepared according to IAS 34 Interim Financial Reporting. The interim reporting does not include all information that is normally prepared in a full annual financial statement and should be read in conjunction with the Group’s annual financial statement as at 31 December 2020.

The Board approved the consolidated financial statement for the year 2020 on 2 March 2021.

The accounting principles used in the Group’s interim reporting are consistent with the principles presented in the approved financial statement for 2020. There are no significant effects from adoption of new standards effective as of 1 January 2021. The Group has not voluntarily adopted any other standard that has been issued but is not yet mandatory.

As of March 31th 2021, the following exchange rates have been used in translation of income and financial position figures from subsidiaries with functional currency other than NOK:

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NOTE 2 REVENUES

The following table present the Group’s total external revenues by market:

The following tables present the segments’ total external and internal revenues by market:

1) DFTR; Duty Free Travel Retail

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NOTE 3 Other income and expenses

Other income and expenses comprises significant positive and negative non-recurring items and restructuring costs. The main purpose of this item is to show these significant non-recurring and non-periodic items, so that the development and comparability of the ordinary items presented in the statement of income are more relevant for the activities.

Other income and expenses during Q1 are mainly related to transaction costs and compensations regarding the announced combination agreement with Altia. These costs are mainly booked in Arcus ASA which is included in segment Other.

## Group

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Other income and expenses** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Salary & personnel cost | -13.7 | 0.0 | -13.7 | 0.0 | -25.6 |
| Other operating expenses | -8.0 | 0.1 | -8.0 | 0.1 | -72.4 |
| **Other income and expenses** | **-21.7** | **0.1** | **-21.7** | **0.1** | **-98.0** |

## Spirits

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Other income and expenses** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Salary & personnel cost | -2.4 | 0.0 | -2.4 | 0.0 | -5.3 |
| Other operating expenses | -0.2 | -0.3 | -0.2 | -0.3 | -0.9 |
| **Other income and expenses** | **-2.6** | **-0.3** | **-2.6** | **-0.3** | **-6.2** |

## Wine

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Other income and expenses** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Salary & personnel cost | -2.6 | 0.0 | -2.6 | 0.0 | -6.6 |
| Other operating expenses | 0.0 | -0.3 | 0.0 | -0.3 | -5.8 |
| **Other income and expenses** | **-2.6** | **-0.3** | **-2.6** | **-0.3** | **-12.4** |

## Logistics

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Other income and expenses** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Salary & personnel cost | -0.3 | 0.0 | -0.3 | 0.0 | -1.1 |
| Other operating expenses | 0.0 | 0.0 | 0.0 | 0.0 | -0.5 |
| **Other income and expenses** | **-0.3** | **0.0** | **-0.3** | **0.0** | **-1.6** |

## Other

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Other income and expenses** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Salary & personnel cost | -8.3 | 0.0 | -8.3 | 0.0 | -12.6 |
| Other operating expenses | -7.8 | 0.7 | -7.8 | 0.7 | -65.2 |
| **Other income and expenses** | **-16.1** | **0.7** | **-16.1** | **0.7** | **-77.8** |

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NOTE 4 SEGMENT INFORMATION

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NOTE 5 FIXED ASSETS

1)	The adjustment right of use Assets reflects changes of lease liabilities from KPI and/or interest updates.

The table above includes both tangible fixed assets and rights of use assets.

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NOTE 6 INTANGIBLE ASSETS

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NOTE 7 LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Liabilities at fair value through profit and loss consist of put options regarding minority shares in companies included in the Wine business, held by non-controlling interests.

NOTE 8 INTEREST BEARING DEBT

The table above includes both liabilities to financial institutions and lease obligations.

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The Group’s overdraft facility at SEB is 800 MNOK.

The due date on the group’s term loan is 24 October 2022.

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NOTE 9 TRANSACTIONS WITH RELATED PARTIES

In addition to subsidiaries and associated companies, the Group’s related parties are defined as the owners, all members of the Board of Directors and Group senior management, as well as companies in which any of these parties have either controlling interests, board appointments or are senior staff. All transactions with related parties that are not eliminated in the Group accounts are presented below:

*Sale and purchase transactions with related parties*

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Purchase of goods and services** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Tiffon SA | 6.7 | 16.8 | 6.7 | 16.8 | 51.3 |
| Hoff SA | 4.9 | 4.4 | 4.9 | 4.4 | 20.3 |
| Beverage Link AS | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 |
| **Total purchase transactions** | **11.7** | **21.2** | **11.7** | **21.2** | **72.0** |

| MNOK | First quarter | | Year to date | | Full Year |
|---|---|---|---|---|---|
| **Sale of goods and services** | **2021** | **2020** | **2021** | **2020** | **2020** |
| Tiffon SA | 0.2 | 1.9 | 0.2 | 1.9 | 2.6 |
| **Total sale transactions** | **0.2** | **1.9** | **0.2** | **1.9** | **2.6** |

*Receivables and debt at end of period*

| MNOK | **31.03.2021** | **31.03.2020** | **31.12.2020** |
|---|---|---|---|
| **Current receivables from related parties** | | | |
| Tiffon SA | 0.2 | 2.2 | 0.0 |
| **Total current receivables from related parties** | **0.2** | **2.2** | **0.0** |

| MNOK | **31.03.2021** | **31.03.2020** | **31.12.2020** |
|---|---|---|---|
| **Non-current receivables from related parties** | | | |
| Smakeappen AS | 0.5 | 0.5 | 0.5 |
| **Total non-current receivables from related parties** | **0.5** | **0.5** | **0.5** |

| MNOK | **31.03.2021** | **31.03.2020** | **31.12.2020** |
|---|---|---|---|
| **Current debt to related parties** | | | |
| Tiffon SA | 0.7 | 4.0 | 4.6 |
| Hoff SA | 0.5 | 1.4 | 0.9 |
| Beverage Link AS | 0.0 | 0.0 | 0.4 |
| **Total current debt to related parties** | **1.2** | **5.3** | **5.9** |

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NOTE 10 FINANCIAL INSTRUMENTS

1) Prepayments are not defined as financial assets according to IFRS, and hence not included in the figures.
2) Accrued costs and public taxes are not defined as financial liabilities according to IFRS, and hence not included in the figures.

There has not been any transfers of financial assets or liabilities between levels during the period.

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At the end of the period, liabilities measured at fair value, categorized at level 3 in the fair value hierarchy is related to put options held by non-controlling interests in wine companies in Norway and Sweden. The liabilities for these put options are estimated on the basis of pricing mechanisms that underlie the shareholder agreements, discounted to the balance sheet date. The main parameters of price mechanisms share value development measured by EBIT (earnings) until the estimated due date, multiplied by a marketbased multiple. As a basis for EBIT, the Group's budgets and long-term plans towards expected maturity date is used.

NOTE 11 OPTIONS

In connection with the announced combination agreement with Altia, the Group’s sharebased option programme for senior Group Executives and a few other key personnel have been cancelled (during Q3 2020). Provided that the merger will take place, the share option holders will receive a cash settlement compensation equal to the the fair value of the share options. As management assesses completion of the transaction as highly probable, the Group have accounted for a cancellation and settlement of the sharebased option Programme, reflecting the change from equity-based settlement to cashbased settlement.

There have been no effects from this programme in the P&L during 2021.

Changes in outstanding options are shown in the table below:

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NOTE 12 FINANCIAL INCOME AND EXPENSES

NOTE 13 other EVENTS

Events after the close of Q1 2021

Merger between Arcus ASA and Altia Plc

Altia and Arcus continue to be fully committed to the Merger. In April, Altia received conditional approval for the merger between Arcus and Altia from the Finnish Competition and Consumer Authority (FCCA) and from the Swedish Competition Authority (SCA), and in May from The Norwegian Competition Authority (NCA).

The completion of the Merger may be delayed to the fall of 2021, since a binding agreement on the divestments required by the NCA and FCCA must be entered into prior to the completion of the Merger. The divestment processes have been initiated, and negotiations with several potential buyers are ongoing.

COVID-19

Arcus has also during Q1 been affected by the global medical and financial crisis following COVID-19. The financial results during Q1 follows the same trend as in 2020. It is still difficult to predict how severely the pandemic will affect the various business areas in a medium- and long-term perspective, but Arcus is optimistic for the sales for 2021.

Arcus follows potential credit loss cases closely and have to some extent also reassessed the loss rates to be applied when estimating provisions for expected credit loss.

Arcus does not expect losses on trade receivables to increase significantly.

Other

No other significant events have occurred between the close of Q1 and the date on which Arcus’s interim financial statements for Q1 2021 were approved. This applies to events that would have provided knowledge of factors present at the close of Q1 2021, or events concerning matters that have arisen since the close of Q1 2021.

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Important Information

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

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Alternative Performance Measures (APM)

In the discussion of the reported operating results, financial position, cash flows and notes, the Group refers to certain alternative performance measures (APM), which are not defined by generally accepted accounting principles (GAAP) such as IFRS.

Arcus ASA management makes regular use of these alternative performance measures and is of the opinion that this information, along with comparable GAAP measures, is useful to investors who wish to evaluate the company’s operating performance, ability to repay debt and capability to pursue new business opportunities. Such alternative performance measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Gross Profit

Gross profit is defined by Arcus ASA as total operating revenue minus the cost of goods sold.

Gross margin = Gross profit / Total revenue

1st quarter, 2021	Arcus ASA	31

Other income and expenses

To provide more information in the Group’s consolidated income statement, significant positive and negative non-recurring items and restructuring costs are separated out to a separate line in the statement of income called other income and expenses. Other income and expenses are presented net on this income statement line. See also detailed specifications of what these items include in note 3 relating to the individual line items.

EBITDA and EBITDA Adjusted

EBITDA is defined by Arcus ASA as operating profit before depreciation, write down and amortisation.

EBITDA adjusted is defined by Arcus ASA as operating profit before depreciation, amortisation and other income and expenses.

EBITDA-margin = EBITDA/Total operating revenue

EBITDA-margin adjusted = EBITDA adjusted /Total operating revenue

Below is a reconciliation from EBIT to EBITDA adjusted:

1st quarter, 2021	Arcus ASA	32

Other definitions alternative performance measures shown in key figures table:

Equity ratio

Equity ratio = Total equity/Total equity and liabilities

Net interest bearing debt

Net interest bearing debt = Liabilities to financial institutions + lease liabilities + bank overdraft - Cash and cash equivalents:

1st quarter, 2021	Arcus ASA	33

Organic growth

Organic revenue growth represents the Segment’s and the Group’s revenues, adjusted for currency effects and structural changes, such as acquisitions or divestitures.

1st quarter, 2021	Arcus ASA	34

Contact information

CONTACT PERSON

Per Bjørkum, interim Group Director

Communications and IR

Mobile: +47 922 55 777

E-mail: per.bjorkum@arcus.no

Visiting address:

Destilleriveien 11, Hagan, Norway

Mail address:

Postboks 64, N-1483 Hagan, Norway

Telephone:

+47 67 06 50 00

web https://www.arcus.no/en/investor ANNUAL REPORT Annual Report 2020 LINKEDIN Arcus ASA INSTAgram Destilleriveien ArcusGruppen Facebook: ArcusGruppen

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